Exhibit 1.01

Manitex International

Conflict Minerals Report

For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).

Manitex International has reason to believe that some of the 3TGs3 present in their supply chain may have originated in the Covered Countries. We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

1. Company Overview

Manitex International, Inc. is a leading worldwide provider of highly engineered specialized equipment including boom trucks, cranes, container handling equipment and reach stackers, rough terrain forklifts, and other related equipment. The Company operates in three business segments: the Lifting Equipment segment, ASV segment, and the Equipment Distribution segment. Our products, which are manufactured in facilities located in the USA, Canada, and Italy, are targeted to selected niche markets where their unique designs and engineering excellence fill the needs of our customers and provide a competitive advantage. Our brands include Crane & Machinery, Manitex, CVS Ferrari, PM, Badger, Liftking, Sabre, Valla and ASV.

This report has been prepared by management of Manitex International Inc. (herein referred to as “Manitex International,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries, except as noted above. It does not include the activities of variable interest entities that are not required to be consolidated.

Our Conflict Minerals Policy can be found on the Manitex International website (http://www.manitexinternational.com/indexm.aspx) under the Investor Relations heading “Code of Ethics” and at: http://www.manitexinternational.com/codeofethics.aspx

2. Description of RCOI

Manitex International, Inc. designs, manufactures and markets a portfolio of highly engineered and customizable lifting, material and container handling equipment, spanning boom truck, telescopic, rough terrain and industrial cranes, reach stackers and associated container handling equipment, rough terrain forklifts, mobile liquid and solid containment solutions, including parts support.

In 2013, Manitex International identified well over two thousand potential suppliers supporting our various companies and providing thousands of parts from fully assembled flatbed trucks, which we build our cranes on, to prefabricated steel booms and components as well as hundreds of other parts such as electronic components, electrical wiring, lighting, computers, and other smaller parts which may be integral to the operation and functioning of our completed products.

[3]	The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, Tungsten, Tantalum and Gold will herein be referred to as the 3TGs for discussion purposes.

As it is expected that some of our components could contain one or more of the 3TG minerals, it was decided to conduct a survey of all our production related suppliers.

In 2015, Manitex International continued their scoping process of the listing of suppliers from each of its subsidiaries. This list was filtered to remove:

•	Service Providers/Suppliers

•	Non product related Suppliers

This process allowed Manitex International to compile a supplier list of 909 across our various different divisions. The process helped to ensure that all suppliers surveyed provided items to Manitex International that were used in final products in the year 2015. Once the filtering was completed, Manitex International populated the list with contact information and then provided to Assent Compliance for upload to their Assent Compliance Manager SaaS (Software as a Solution) system.

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the product as Manitex International could not definitively determine the presence or absence of 3TGs in all parts supplied to them for their products. As part of the CMRT, question 1 allows for further analysis of the supplier, as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Assent conducts additional analysis of the supply chain and, combined with supplier feedback, 7% of suppliers provided a response that allowed Assent and Manitex International to remove these suppliers from scope of the conflict minerals analysis. The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from Scope include:

•	The product they supply is packaging. (Labels do not count as packaging)

•	Parts that do not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product itself. i.e. Industrial equipment, computers etc.)

•	Test Labs (i.e. Providers that test the resistance or durability of a product)

•	Service Providers (i.e. any supplier that provides a service but not an actual physical part).

•	Any supplier who has not supplied anything to Manitex International in the last 2 years.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted a minimum of 3 times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one on one communications.

Assent communications includes training and education on the completion of the CMRT to alleviate any confusion with suppliers.

All of these communications were monitored and tracked in Assent’s system for future reporting and transparency.

A notable addition to our program is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on:

•	Questions 1 and 2 are minimum requirements for the CMRT

•	If suppliers state (via Q1 and Q2) that their products do not contain 3TGs necessary to the function or production of said products then no further information is required and no further data validation is completed.

•	Question 3 – Do any of your 3TGs originate from the covered countries?

•	Any supplier that has any 3TGs from the covered countries, even 1 positive response from their supply chain must answer yes.

•	Question 4 – is 100% of the 3TG in question from a recycled source?

•	Question 5 – Have you received info from all relevant 3TG Suppliers?

•	If you are not at 100%, then you can’t make definitive statements for Questions 3, 4 and 6

•	Question 6 – Have you identified all your Smelters?

•	If the answer here is yes, then question 5 must be yes. This also impacts question 3.

All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form (See footnote 2 bottom of page 2). As of May 3rd, 2016, there were 19 invalid supplier submissions.

3. Due Diligence Process

Management Systems

As described above, Manitex International Inc. has adopted a company policy which is posted on our website at http://www.manitexinternational.com/codeofethics.aspx

Manitex International has established a management system for conflict minerals. Our management system includes a steering committee consisting of our President and our CFO and the project leader (our Director of Internal Audit). The project sponsor is our President and our team consists of Purchasing and Production Managers from each of our subsidiaries and is supplemented by Assent Compliance.

The team is responsible for implementing our conflict minerals compliance strategy and is led by our Director of Internal Audit who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts periodically.

Controls include, but are not limited to, our Code of Ethics which outlines expected behaviors for all Manitex International’s employees and suppliers. A supplier conflict minerals contract clause which is further described below is included in our Code of Ethics Policy,

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the Conflict Minerals regulation as well as the expectations of the law and for a continued business relationship, leveraged the existing communications within the company, specifically procurement to encourage their interactions with Assent as well as understand the requirement for completion. In addition, in 2015 our procurement Purchase Order terms and conditions were updated to include Conflict Minerals compliance requirements. Feedback from this engagement has allowed us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Manitex International’s policies.

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of 5 years.

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain.

In the Assent Compliance Manager (the software used in conjunction with the services of our third party service provider), risk is classified as High, Medium and Low; this Risk rating is generated based on 3 scoring criteria:

•	Regulated Body: this assesses whether the smelter has an associated regulated body number (Smelter CID Number is the primary method).

•	Proximity:

•	Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. Smelter Country is located in North or South America, Australia or Europe. [Example – G8 Level Countries who are known to meet OECD standards in other sectors.]”

•	Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

•	Level 3 Country: The Democratic Republic of the Congo (DRC) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, DRC, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as “covered countries” in the Dodd Frank Act Section 1502.

•	Certification: If the Smelter is certified conflict-free via the Conflict-Free Sourcing Initiative (CFSI) or the London Bullion Market Association (LBMA) Responsible Gold Program.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that Supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the initial years of compliance, it does not meet the goals or spirit of the Rule, however evaluating and tracking the strength of the program does meet the OECD

Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

•	Whether the supplier has a policy in place that includes DRC conflict-free sourcing.

•	Whether the supplier has implemented due diligence measures for DRC conflict-free sourcing.

•	Whether the supplier verifies due diligence information received from its suppliers.

•	Whether the verification process includes corrective action management.

When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. This program categorization can be used in conjunction with other risk assessment factors to enable Manitex International to properly assess supplier relationships as needed to ensure compliance and risk mitigation.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable. Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

4. Due Diligence Results

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Manitex International. We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Assent compared these facilities listed in the responses to the list of smelters maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA) and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by CFSI. As of May 3rd, 2016, we have validated 320 smelters or refiners and are working to validate additional smelter/refined entries from the submitted CMRTs. Of these 320, 214 are certified to be compliant to CFSP conflict-free protocols.

As noted above, the current efforts focus on gathering smelter information via the CMRT and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

5. Steps to be taken to mitigate risk

Our conflict minerals program will continue to focus on vetting smelter and refined data including:

•	Working with suppliers to move to the most up to date version of the CMRT where new smelter IDs have been assigned.

•	Requiring the use of the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.

•	Suppliers will also be requested to inform Manitex, through Assent, of the correlation between these smelters or refiners and the products and parts they supply to Manitex International and it’s in scope Divisions.

•	A comparison of the facilities identified to the CFSI list of smelters.

•	Efforts to determine mine or location of origin.

We also intend to take the following steps to enhance the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage any of our suppliers found to be supplying us with 3TGs from sources that directly or indirectly finance armed conflict in the Covered Countries to determine if an alternative source of 3TGs can be found that do not support such armed conflict.